UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55623
RICH UNCLES REAL ESTATE INVESTMENT TRUST I (RW Holdings NNN REIT, Inc. as successor by merger to Rich Uncles Real Estate Investment Trust I)
(Exact name of registrant as specified in its charter)

c/o RW Holdings NNN REIT, Inc. 3090 Bristol Street, Suite 550, Costa Mesa, California 92626 (855) 742-4862
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None*
* Rich Uncles Real Estate Investment Trust I merged with and into a wholly-owned subsidiary of RW Holdings NNN REIT, Inc. on December 31, 2019, at which time the separate existence of Rich Uncles Real Estate Investment Trust I ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, RW Holdings NNN REIT, Inc. has caused this certification/notice to be signed on Rich Uncles Real Estate Investment Trust I’s behalf by the undersigned duly authorized person.

RW HOLDINGS NNN REIT, INC.
(as successor by merger to Rich Uncles Real Estate Investment Trust I)

/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date:          December 31, 2019